Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities Dreyfus Premier Invetsment Funds, Inc.

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of Dreyfus Premier Investment Funds, Inc. (the “Company”), except that participants in certain group retirement plans were able to open a new account in Class T of the Company, if the Company was established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Company’s Class A shares made by holders of the Fund’s Class T shares who received Class A shares of the Fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Company issued to each holder of its Class T shares, in exchange for said shares, Class A shares of the Company having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Company no longer offered Class T shares.

     These changes, with respect to the Company, were reflected in a Supplement to the Fund’s Prospectus and Statement of Additional information filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on November 3, 2008.